EXHIBIT 99.61

September 12, 2011

To each of the Holders named in those certain Waiver,

Amendment and Exchange Agreements dated as

of September 9, 2011 with Ener1, Inc.

(collectively, the “Senior Lenders”)

Dear Sirs,

The undersigned hereby delivers this Letter Agreement in connection with the above Waiver, Amendment and Exchange Agreements dated as of September 9, 2011 (collectively, the “Waiver Agreement”) with Ener1, Inc. (the Company”).

The undersigned (together with anyone acting on its behalf or any purported assignee, collectively “Bzinfin”) hereby agrees as follows:

1.              No later than the date hereof it shall extend the maturity date for repayment of the indebtedness outstanding under the Credit Line to July 2, 2013. As used herein, (x) “Credit Line” means all principal, premium, interest, fees, attorneys’ fees, costs, charges, expenses, reimbursement obligations, indemnities, guarantees, and all other amounts payable under that certain Line of Credit Agreement dated June 29, 2011 by and between it and the Company or in respect thereof (including, in each case, all amounts accruing on or after the commencement of any Insolvency Proceeding relating to any obligor or any other person, or that would have accrued or become due thereunder but for the effect of the Insolvency Proceeding or other applicable law, and irrespective of whether a claim for all or any portion of such amounts is allowable or allowed in any Insolvency Proceeding) and (y) “Insolvency Proceeding” means any proceeding commenced by or against any person under any provision of the United States Bankruptcy Code, 11 U.S.C. § 101, et seq., as amended (the “Bankruptcy Code”), and any successor statute to the Bankruptcy Code and any other liquidation, conservatorship, bankruptcy, assignment for the benefit of creditors, moratorium, rearrangement, receivership, insolvency, reorganization, or similar debtor relief law of the United States or other applicable jurisdiction from time to time in effect.

2.              The indebtedness in (1) above is hereby made subordinate in right of payment to the Senior Indebtedness; the indebtedness outstanding under the Credit Line on the date hereof including accrued interest is $11,430,902.00 (the “Subordinated Debt”). Any other indebtedness of the Company and its consolidated subsidiaries to Bzinfin shall be subject to this Agreement but to the extent of the first five million dollars ($5,000,000) over the amounts outstanding on the date hereof under the Credit Line (but not including accrued interest on the Subordinated Debt payable in Common Stock (as defined below)), such amounts shall be pari passu by way of payment.  As used herein, “Senior Indebtedness” means the obligations evidenced by the Exchanged Notes (as defined in the Waiver Agreement) as amended, restated, modified, renewed, refunded, replaced, or refinanced in whole or in part from time to time, and any other agreement extending the maturity of, consolidating, otherwise restructuring (including adding subsidiaries or affiliates of any obligor or any other persons as parties thereto), renewing, replacing or refinancing all or any portion of the obligations evidenced by the Exchanged Notes or all or any portion of the amounts owed under any other agreement with respect to such obligations (provided, however, any such amendment, restatement, modification, renewal, refinancing, restructuring or any other foregoing action shall not contravene the provisions of this Letter Agreement).  All terms of this Letter Agreement, including, without limitation, the subordination of the Subordinated Debt are intended to be enforceable as a subordination agreement under insolvency and/or bankruptcy laws notwithstanding the commencement of any Insolvency Proceeding.

3.      There shall be no payment made to it under the any documents evidencing the Subordinated Debt or otherwise to it or on account of any obligations evidenced by such documents until the Senior Indebtedness has been indefeasibly paid in full as more fully provided herein; provided, however that in the event any payment, prepayment of any sort (including any distribution of reorganization securities in connection with any Insolvency Proceeding) whether in cash securities, assets, by set-off, or otherwise is made to it on account of the Subordinated Debt at any time it will be segregated, held in trust by it and immediately turned over to the Senior Lenders on a pro rata basis based on the aggregate principal amount of Senior Indebtedness then outstanding (it being understood that, to the extent applicable, it will so direct any trustee, receiver or otherwise to make such payments to the Senior Lenders).  Notwithstanding anything to the contrary in this Section 3 or elsewhere in this Letter Agreement, it shall be entitled to (i) exercise its rights of conversion of the Subordinated Debt, in accordance with the terms and conditions thereof, into shares of the Company’s common stock, par value $0.01 (the “Common Stock”) and/or (ii) be paid quarterly interest under the Subordinated Debt, in accordance with the terms and conditions thereof, in shares of Common Stock, in each case, subject to and conditional upon (x) effectiveness of the Charter Amendment (as defined below) and (y) no Event of Default (as such term is defined in the Senior Indebtedness) having occurred. As used herein, “Charter Amendment” means the amendment to the Company’s charter wherein the authorized shares of Common Stock have been increased to 430,000,000 shares from 300,000,000 (as adjusted for any stock splits, stock dividends, reverse stock splits or similar events).

4.              In the event of an Insolvency Proceeding of the Company, it will not seek to disallow, subordinate, set off or otherwise challenge any obligations of the Company under the Senior Indebtedness.

5.              Notwithstanding anything to the contrary set forth in this Letter Agreement, (but without limiting the obligation of Bzinfin to turn over any amounts received in the event of any Insolvency Proceeding to the Senior Lenders, other than Common Stock received by Bzinfin in accordance with the provisions of Section 3 above) it may if an Insolvency Proceeding has been commenced by or against the Company (a) file a claim or statement of interest with respect to the Subordinated Debt, (b) file any necessary responsive or defensive pleadings in opposition to any motion, claim, adversary proceeding, or other pleading made by any person objecting to or otherwise seeking the disallowance of its claims relating to the Subordinated Debt and (c) vote on any plan of reorganization and make any filings and motions with respect to the Subordinated Debt that are, in each case, in accordance with the terms of this Letter Agreement.

6.      In the event any Senior Indebtedness is paid in whole or in part and thereafter such payment is required to be returned to the estate or any other person for any reason, the Senior Indebtedness shall be reinstated to the extent of any amount so returned for all purposes as it relates to the subordination provisions hereunder and any payment received by it shall be turned over to the Senior Lenders on a pro rata basis based on the aggregate principal amount of Senior Indebtedness then outstanding as payment for its debt as so reinstated.  If this Letter Agreement shall have been terminated prior to such return, this Letter Agreement shall be reinstated in full force and effect, and such prior termination shall not diminish, release, discharge, impair, or otherwise affect the obligations of the parties hereto from such date of reinstatement.  In addition, the Senior Indebtedness shall remain in full force and effect irrespective of (i) any lack of validity or enforceability of any senior loan document; (ii) any change in the time, place or manner of payment of, or in any other term of, all or any portion of the Senior Indebtedness, or any amendment, waiver or other modification, whether by course of conduct or otherwise, or any refinancing, replacement, refunding or restatement of any senior loan document or (iii) any exercise or delay in or refrain from exercising any right or remedy, as well as any other circumstances that otherwise might constitute a defense available to, or a discharge of, any obligor in respect of the Senior Indebtedness.

7.      It shall not in its capacity as  the holder of the Subordinated Debt: (i) propose any plan of reorganization or file any motion or pleading in support of any motion or plan that is not supported by the Senior Lenders; (ii) directly or indirectly oppose any relief requested or supported by any Senior Lender in connection with any sale or other disposition under Bankruptcy Code or any other similar provision of applicable law; (iii) oppose or otherwise interfere with the confirmation of any plan filed or supported by the Senior Lenders; or (iv) convert or dismiss any bankruptcy case or other insolvency proceeding of the Company to the extent such motion is supported by the Senior Lenders.  For the avoidance of doubt and ambiguity, neither this provision nor any other provision herein shall be deemed to apply to it in its capacity as an equity holder of the Company.

8.      Until the Senior Indebtedness is indefeasibly paid in full, it will not (a) take any action to accelerate any of the Subordinated Debt, (b) commence any legal proceedings to collect or enforce the Subordinated Debt or (c) exercise any other rights, remedies, powers or privileges with respect to the Subordinated Debt (except as to clauses (b) or (c) above, subject to the penultimate sentence in Section 3 beginning with “Notwithstanding” and Section 5 hereof).

9.      It will not assign its rights under the Subordinated Debt or this Letter Agreement without the prior written consent of the Senior Lenders (it being understood that the Senior Lenders shall be under no obligation to agree to the same terms contained herein with a proposed assignee); any assignment in violation of this provision shall be null and void and have no further effect.

10.    It (and its attorney in fact that is signatory hereto) hereby represents that it is authorized to enter into this Letter Agreement under its constituent documents and under applicable law including the jurisdiction of its formation and that the attorney in fact is duly authorized to execute and deliver this Letter Agreement on behalf of it. It further acknowledges that (x) it has no collateral for the Subordinated Debt and all other debt obligations of the Company to it have been fully disclosed in writing to the Senior Lenders.

Notwithstanding anything to the contrary set forth herein, this Letter Agreement shall become null and void upon the earlier of (xx) the date on which the Senior Indebtedness ceases to be outstanding as a result of conversion or otherwise (unless subject to reinstatement as provided above) or (yy) the date of termination of the Waiver Agreement without consummation of the transactions contemplated thereby (it being understood, that this sentence shall have no applicability if there is an Insolvency Proceeding commenced with respect to the Company).

Notwithstanding the foregoing, nothing in this Letter Agreement shall limit, restrict or otherwise impair any right of the Company including but not limited any rights under the United States Bankruptcy Code or any other Insolvency Proceeding.

All capitalized terms used in this Letter Agreement, but not otherwise defined herein, shall have the meanings ascribed to them in the Waiver Agreement. This Letter Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all prior oral or written understandings and agreements between the parties hereto with respect to the subject matter hereof.  This Letter Agreement may be executed and delivered (by facsimile, e-mail or other electronic transmission) in one or more counterparts, each of which shall be deemed an original and all of which shall constitute one and the same agreement. This Letter Agreement shall be governed by and construed under the laws of the State of New York applicable to contracts made and to be performed entirely within the State of New York.  Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in the City and County of New York for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper.  There shall be no third party beneficiaries to this Letter Agreement.

Sincerely,

Bzinfin S.A.

By:	/s/ Patrick T. Bittel
Name: Patrick T. Bittel,
Title: Attorney-in-Fact

Ener1, Inc.

By:	/s/ Charles Gassenheimer
Name: Charles Gassenheimer,
Title: Chief Executive Officer

ACKNOWLEDGED AND AGREED TO This 12th day of September 2011

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